Exhibit 12.1

KNOLOGY, INC.

Computation of ratio of earnings to fixed charges and preference security dividends

($'s in 000's)

	Six months ended June 30,		Years ended December 31,
	2008	2009	2004	2005	2006	2007	2008
Earnings
Income (Loss) before cumulative effect of change in accounting principle and (provision) benefit for income taxes per statement of operations	$(7,198)	$(940)	$(75,564)	$(54,814)	$(38,758)	$(43,918)	$(12,125)
Add:
Portion of rents representative of the interest factor	890	935	1,363	1,414	1,429	1,607	1,835
Interest on indebtedness	23,666	19,248	31,062	34,719	34,087	41,406	47,332
Gain on interest rate swaps	—	(3,748)	—	(267)	63	758	—
Amortization of deferred loss on interest rate swaps	—	9,313	—	—	—	—	—
Preference security dividend	—	—	—	588	747	—	—

Income as adjusted	$17,358	$24,808	$(43,139)	$(18,360)	$(2,432)	$(147)	$37,042

Fixed Charges
Portion of rents representative of the interest factor	890	935	1,363	1,414	1,429	1,607	1,835
Interest on indebtedness	23,666	19,248	31,062	34,719	34,087	41,406	47,332
Gain on interest rate swaps	—	(3,748)	—	(267)	63	758	—
Amortization of deferred loss on interest rate swaps	—	9,313	—	—	—	—	—
Preference security dividend	—	—	—	588	747	—	—

Fixed Charges	$24,556	$25,748	$32,425	$36,454	$36,326	$43,771	$49,167

Ratio of earnings to fixed charges and preference security dividends	—	—	—	—	—	—	—

Insufficient earnings to cover fixed charges and preference security dividends	$7,198	$940	$75,564	$54,814	$38,758	$43,918	$12,125